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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Timbrel Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 Century Parkway, Suite 500
(No. and Street)

Atlanta	GA	30345
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph J Martin	678-954-4007	jmartin@timbrel.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis, LLP
(Name – if individual, state last, first, and middle name)

500 Ridgefield Court	Asheville	NC	28806
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Martin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Timbrel Capital, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Nicole Pinto
My Commission HH 371803
Expires 7/2/2027

Signature:

Title:
Chief Accounting Oficer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Timbrel Capital, LLC
Financial Statements
December 31, 2023

Timbrel Capital, LLC
Financial Statements
Table of Contents

FORVIS

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of Timbrel Capital, LLC
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the balance sheet of Timbrel Capital, LLC (the "Company"), a wholly-owned subsidiary of Timbrel Holdings, LLC, as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule 1, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule 2, Additional Notes (the Supplemental Information) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

FORVIS, LLP

We have served as the Company's auditor since 2021.
Asheville, North Carolina
April 4, 2024

Timbrel Capital, LLC
Balance Sheet
As of December 31, 2023

Assets

Cash	$	32,150
Prepaid expenses		18,758
Right to use asset		9,867
Due from Affiliate		12,313
Property and equipment, at cost less accumulated depreciation of $41,151		-
Total assets	$	73,088

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	655
Lease Liability		10,920
Total liabilities		11,575
Member's equity		61,513
Total liabilities and member's equity	$	73,088

The accompanying notes are an integral part of these financial statements

Timbrel Capital, LLC
Statement of Operations
For the Year Ended December 31, 2023

Expenses:		
General and administrative	$	23,008
Information technology		43
Professional Fees		16,159
Rent		2,582
		41,792
Net Loss	$	(41,792)

The accompanying notes are an integral part of these financial statements

Timbrel Capital, LLC
Statement of Member's Equity
For the Year Ended December 31, 2023

Balance at December 31, 2022	$ 103,305
Net Loss	(41,792)
Balance at December 31, 2023	$ 61,513

The accompanying notes are an integral part of these financial statements

Timbrel Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities:		
Net Loss	$	(41,792)
Adjustments to reconcile net loss to net cash		
(used in) operating activities:		
Depreciation and amortization		1,065
Amortization of right of use asset		1,941
Changes in assets and liabilities:		
Prepaid expenses		(1,070)
Due from affiliate		2,025
Reduction of lease liability		(2,018)
Accounts payable and accrued expenses		(8,074)
Net cash (used in) operating activities		(47,923)
Net change in cash		(47,923)
Cash at beginning of year		80,073
Cash at end of year	$	32,150

The accompanying notes are an integral part of these financial statements

Timbrel Capital, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2023

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation
Timbrel Capital, LLC (the "Company"), was formed in 2018 as a Limited Liability Company under the laws of the State of Georgia as a wholly owned subsidiary of Timbrel Holdings, LLC ("TH") which is a wholly owned subsidiary of SFA Holdings, Inc ("SFAH"). The Company operates as a Managing Broker Dealer acting as conduit between investment product sponsors and retail broker dealers and their registered representatives who present investment securities to their clients for purchase. In addition, the Company provides consulting services to investment product sponsors and others. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates in Financial Statements
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk
Cash includes interest and non-interest bearing deposits in banks. At times, cash balances may exceed federally insured amounts.

Property and Equipment
Equipment and improvements are recorded at cost, less accumulated depreciation and capitalized while maintenance and repairs are expensed. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment - three years, computer software - three years, furniture and fixtures - seven years.

Income Taxes
The Company is a limited liability company disregarded for federal and state income tax purposes and taxable income and losses are included in the consolidated income tax return of SFAH.

Right of Use Asset and Lease Liability
The right of use asset represents the Company's right to use office space for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. Rent expense for lease payments is recognized on a straight-line basis over the lease term.

Allowance for Credit Losses
In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statement with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the company that are subject to the guidance in FASB ASC 326 were Due from Affiliates.

The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new/enhanced disclosures only.

Note 2: Property and Equipment

A summary of property and equipment at December 31, 2023 follows:

Office and computer equipment	$ 8,526
Computer software	32,625
	41,151
Less: accumulated depreciation	41,151
	$ -

Depreciation expense associated with property and equipment was $1,065 in 2023.

Note 3: Commitments and Contingencies

As of December 31, 2023, the Company had one Sublease (see Note 4) with SFAH for office space under an operating lease agreement. The initial term of the Sublease ended on December 31, 2020, with automatic annual renewals unless terminated. The SFAH master lease has a maturity date of April 30, 2028. The right-of-use asset and lease liability were recognized at lease commencement by calculating the present value of lease payments over the lease term of the SFAH master lease using a discount rate based on the SFAH long-term borrowing rate of 5.25%. The right of use asset and the lease liability were $9,867 and $10,920 as of December 31, 2023, respectively. Total operating lease cost was $2,582 for the year ended December 31, 2023.

Minimum payments under the lease as of December 31, 2023 are as follows:

2024	2,709
2025	2,777
2026	2,846
2027	2,918
2028	988
Total undiscounted lease payments	12,238
Effect of discounted cash flows	(1,318)
Total lease liability	$ 10,920

The lease contains provisions for increases in rent resulting from an escalation in building operating expenses above the base year. The Company is also responsible for certain variable operating costs as part of the Sublease. The right of use liability does not include the variable lease costs as they are accounted for separately. There were no variable lease costs in 2023.

Note 4: Related Party Transactions

During 2023, the Company paid SFAH rent of $2,582 under a sublease dated April 30, 2014, as

amended January 1, 2016 and January 1, 2020 (the "Sublease"). The Sublease automatically renews annually for an additional year unless notice of termination is given by the Company. However, the lease is reasonably assured to be renewed through the termination of the SFAH master lease.

The Company has a receivable from SFAH for $12,313 as of December 31, 2023.

Note 5: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The Company's minimum net capital requirement is $5,000. At December 31, 2023, the Company had net capital of $30,442, which was $25,442 in excess of its required net capital. The percentage of aggregate indebtedness to net capital was 5.68% as of December 31, 2023.

Note 6: Subsequent Events

Management evaluates events occurring subsequent to the date of the consolidated financial statements in determining the accounting for and disclosure of transactions and events that affect the consolidated financial statements. Subsequent events have been evaluated through April 4, 2024, the date the financial statements were issued. On March 14, 2024, the Company received $25,000 in new capital from TH.

Supplemental Information

Timbrel Capital, LLC
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2023

Total member's equity	$	61,513
Deduct amounts not allowable for net capital:		
Due from Affliate		12,313
Prepaid expenses		18,758
Property and equipment		-
Total member's equity qualified for net capital		30,442
Net capital	$	30,442
Minimum net capital	$	5,000
Minimum net capital based on aggregate indebtedness	$	5,000
Excess net capital	$	25,442
Aggregate indebtedness	$	1,728
Percentage of aggregate indebtedness to net capital		5.68%

Note: There were no material differences between the calculation of net capital per Part II-A of the Focus Report X-17A5 as of December 31, 2023 and the calculation of net capital per the audited financial statements as of December 31, 2023.

Timbrel Capital, LLC
Schedule 2 – Additional Notes
As of December 31, 2023

Computation for Determination of the Reserve Requirement under SEC Rule 15c3-3:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information related to Possession or Control Requirements under SEC Rule 15c3-3:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities for the year ended December 31, 2023.

FORVIS

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Timbrel Capital, LLC

We have reviewed management's statements, included in the accompanying Management's Exemption from Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Timbrel Capital, LLC (the "Company") identified the following provision of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the condition set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

FORVIS, LLP

Asheville, North Carolina
April 4, 2024

Timbrel Capital, LLC
Management's Exemption from Rule 15c3-3
of the Securities and Exchange Commission
As of December 31, 2023

Timbrel Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R 240.15c3-3(k) throughout the most recent fiscal year without exception.

Timbrel Capital, LLC

I, Joseph J Martin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Joseph J. Martin
Chief Accounting Officer
April 4, 2024